As filed with the Securities and Exchange Commission on March 27, 2024	Registration No. 333- 220392

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

NUCANA plc

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William C. Hicks, Esq. William T. Whelan, Esq. John T. Rudy, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15), (17) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (8), (9) and (10); Reverse of Receipt - Paragraph (25).

I-1

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraphs (8) and (12); Reverse of Receipt - Paragraphs (15), (16) (19), (20), (21) and (24).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

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PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	(i) Form of Amendment No. 1 to Deposit Agreement, by and among NuCana plc (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. ___ Filed herewith as Exhibit (a)(i).

(ii) Deposit Agreement, dated as of October 2, 2017, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a)(ii).

(b)	(i) At-the-Market Program Letter Agreement, dated as of April 6, 2020, by and between the Company and the Depositary. ___ Filed herewith as Exhibit(b)(i).

(ii) Restricted ADS Letter Agreement, dated as of July 31, 2018, by and between the Company and the Depositary. ___ Filed herewith as Exhibit(b)(ii).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ None.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

II-2

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among NuCana plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of March, 2024.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder, each American Depositary Share representing the right to receive twenty-five (25) Ordinary Shares of NuCana plc

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name:	Joseph Connor
Title:	Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, NuCana plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Edinburgh, United Kingdom, on March 27, 2024.

NUCANA plc

By:	/s/ Hugh S. Griffith
Name: Hugh S. Griffith Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hugh S. Griffith to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on March 27, 2024.

Signature	Title

/s/ Hugh S. Griffith	Chief Executive Officer (Principal Executive Officer) and Director
Hugh S. Griffith

/s/ Donald Munoz	Chief Financial Officer (Principal Financial and Accounting Officer)
Donald Munoz

Chairman
Andrew Kay

Director
Bali Muralidhar

Director
Adam George

/s/ Cyrille Leperlier	Director
Cyrille Leperlier

/s/ Martin Mellish	Director
Martin Mellish

/s/ Elliott Levy	Director
Elliott Levy

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

 Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of NuCana plc has signed this registration statement on March 27, 2024.

NUCANA, INC.

By:	/s/ Donald Munoz
Name: Donald Munoz
Title: Chief Financial Officer

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement

(b)(i)	At-the-Market Program Letter Agreement

(b)(ii)	Restricted ADS Letter Agreement